Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-196437 and 333-194256

Free Writing Prospectus dated August 12, 2014

Fantex, Inc.

On August 5, 2014, a media publication, attached hereto as Annex A, was released by the Cincinnati Business Courier (the “Article”) concerning Fantex, Inc. (referred to in this filing as “we,” “us,” “Fantex” or the “Company”).  The Article references the initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”) and the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu,” and together with Fantex Series Vernon Davis and Fantex Series EJ Manuel, the “Tracking Stocks”) of the Company (the “Vernon Davis Offering,” the “EJ Manuel Offering” and the “Mohamed Sanu Offering,” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476, 333-194256 and 333-196437 respectively), as amended (the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement” and the “Mohamed Sanu Registration Statement,” respectively, and collectively the “Registration Statements”), that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.  The Vernon Davis Offering was completed on April 28, 2014, and the EJ Manuel Offering was completed on July 21, 2014.  The Article references the Offerings and quotes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company.  However, and as described further below under “Corrections and Clarifications,” the Article contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Article was not prepared by or reviewed by the Company or any other offering participant prior to its publication.  The publisher of the Article is not affiliated with the Company.  The Company made no payment and gave no consideration to the publisher in connection with the publication of the Article or any other articles published by the publisher concerning the Company.  With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Article represent the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Article or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  The Article is titled “FanTex [sic] Announces Third IPO Offering With Bengals Wide Receiver Mohamed Sanu” and states that Fantex “announced that fans can invest in Cincinnati Bengals wide receiver, Mohamed Sanu, by purchasing one of the 164,300 available shares that will begin selling for $10 each.”  The Article also states “[w]hen one buys a share in a player like Sanu,”  how Fantex “did similar stock options with 49ers tight end Vernon Davis as well as Buffalo Bills quarterback E.J Manuel” and refers to “[Vernon] Davis’ shares” and “[EJ] Manuel’s [shares].”  The Article also states, “Texans running back Arian Foster was originally set to be available through Fantex.”  The Article also states “[w]ith Sanu now being the third IPO,” suggests that “it might be the right time to invest a little money in [Sanu]” and states how Fantex is happy with Mohamed Sanu being added to Mr. French’s “roster of athletes that are putting themselves in the stock market.”  The Company notes that holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract.  An investment in a Tracking Stock will represent an ownership interest in the Company.  The Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand.  Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract.  Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and among Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”).  Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and among EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”).  Holders of shares of the Company’s Fantex Series Mohamed Sanu have no direct investment in Mohamed Sanu, his brand or the Brand Agreement effective as of May 14, 2014, by and between Mohamed Sanu and the Company (the “Mohamed Sanu Brand Contract”, and together with the Vernon Davis Brand Contract and EJ Manuel Brand Contract, the “Brand Contracts”).

•                  The Article states, “When one buys a share in a player like Sanu, it would give potential earnings to a fan based on contract extensions, endorsement deals and anything tied to the player making income related to football. This is obviously most tied to an athlete’s performance on the field.”  The Company clarifies that under the Brand Contracts, the Company acquired a set percentage of the respective athlete’s brand income, as defined in such Brand Contract.  Under the Vernon Davis Brand Contract, the Company acquired a 10% interest in Vernon Davis’s brand income, as defined in the Vernon Davis Brand Contract.  Under the EJ Manuel Brand Contract, the Company acquired a 10% interest in EJ Manuel’s brand income, as defined in the EJ Manuel Brand Contract.  Under the Mohamed Sanu Brand Contract, the Company acquired a 10% interest in Mohamed Sanu’s brand income, as defined in the Mohamed Sanu Brand Contract.  A more detailed description of the Brand Contracts and the brand income definition is available in the Registration Statements.

•                  The Article states that “Texans running back Arian Foster was originally set to be available through Fantex” and that “Sanu … [is] the third IPO for an NFL player.”  The Company clarifies that, in addition to the Brand Contracts, the Company entered into a brand contract with Arian Foster, a professional athlete in the National Football League.  Reference is made to the Brand Agreement effective as of February 28, 2013, by and among Arian Foster, The Ugly Duck, LLC and the Company, as amended and restated May 24, 2013 and August 21, 2013 (the “Arian Foster Brand Contract”).  On November 12, 2013, after confirming reports that Arian Foster would undergo season-ending back surgery, the Company announced that it was postponing the initial public offering of the Fantex Series Arian Foster Convertible Tracking Stock (the “Arian Foster Offering”).  Although the Company will continue to work with Arian Foster through his recovery and intends to continue with the Arian Foster Offering at an appropriate time in the future, the Company cannot guarantee that the Arian Foster Offering will be consummated or that the Arian Foster Offering will be resumed upon the same terms prior to postponement.

•                  The Article states that “it looks like this movement is starting to gain steam around the league.” The Article also posits, “Will athletes from other sports do this as well? It seems like a matter of time if things go well for Davis, Manuel and Sanu.”  The Company clarifies that it intends to enter into additional brand contracts in the future with other individuals with the potential to generate significant brand income and is actively pursuing such brand contracts.  The Company intends to finance a brand contract, at least in part, through the issuance of additional tracking stocks intended to track and reflect the value and performance of such brand contract.  However, the Company does not know if future potential contract parties will agree to enter into additional brand contracts, and the Company may not be able to attract sufficient additional brand contracts to maintain its current business model.  Furthermore, the Company cannot guarantee that it will enter into additional brand contracts despite the outcomes of the Offerings.  For more information regarding the risks associated with the Company’s future, please see the section entitled “Risk Factors” and elsewhere in the Registration Statements.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts with Mohamed Sanu and EJ Manuel, resepectively, the longevity of Mohamed Sanu’s or EJ Manuel’s respective careers, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel and Mohamed Sanu. The Company generally identifies forward-looking statements by words such as “expect,” “would,” “intend,” “hopes,” “believe,” “may,” “will,” “would,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of the Article dated August 5, 2014

FanTex Announces Third IPO Offering With Bengals Wide Receiver Mohamed Sanu

By Simon Ogus | August 5, 2014

Fans of all sports love to be invested in the action. This is why groups of fans take such pride in taking part in the “12th man” in Seattle or the “Cameron Crazies” at Duke University.

While over 99% of us will never participate in a collegiate or professional game of any sorts, it gives the fan a sense of pride to know that teams and coaches appreciate their efforts and feel like they indeed impact the game.

This has fueled the massive popularity of fantasy football and even daily fantasy leagues as fans want to try and be apart of the action and perhaps make some money off their friends along the way.

FanTex has taken fan investment to the next level and yesterday announced that fans can invest in Cincinnati Bengals wide receiver, Mohamed Sanu, by purchasing one of the 164,300 available shares that will begin selling for $10 each.  When one buys a share in a player like Sanu, it would give potential earnings to a fan based on contract extensions, endorsement deals and anything tied to the player making income related to football. This is obviously most tied to an athlete’s performance on the field.

We have previously covered Fantex when they did similar stock options with 49ers tight end Vernon Davis as well as Buffalo Bills quarterback E.J Manuel. Davis’ shares also opened up at $10, while Manuel’s opened up at $10.80. Vernon Davis has coincidentally held out the first training camp since his announcement, but later reported to 49ers training camp. Texans running back Arian Foster was originally set to be available through Fantex as their initial athlete, but they scrapped that opportunity because he was injured last year.

So if you think Sanu is an undervalued commodity right now, it might be the right time to invest a little money in him as he looks to have a breakout season with the Bengals. With Sanu now being the third IPO for an NFL player, including two fairly prominent players in Davis and Manuel it looks like this movement is starting to gain steam around the league. It will be very interesting to see if more NFL players continue to go this route. Will athletes from other sports do this as well? It seems like a matter of time if things go well for Davis, Manuel and Sanu.

FanTex CEO Buck French, who was recently interviewed in this space, told us he was very happy about the announcement of Sanu being added to his roster of athletes that are putting themselves in the stock market:

“We’re thrilled to open the initial public offering of Fantex Mohamed Sanu. Apart from being a multi-faceted player on the field, we feel Mo is a multi-dimensional personality off the field. He’s a visionary, and we look forward to helping him build his unique brand persona in the marketplace.”

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